SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QIWI PLC

(Name of Subject Company (Issuer))

QIWI PLC

(Names of Filing Persons (Issuer and Offeror))

Class B ordinary shares, having a nominal value EUR 0.0005 per share

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number of Class of Securities)

Alexey Mashchenkov

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

+357.25028091

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Drew M. Valentine, Esq.

Curtis L. Mo, Esq.

DLA Piper LLP (US)

303 Colorado Street, Suite 3000

Austin, Texas 78701

(512) 457-7000

CALCULATION OF REGISTRATION FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the potential commencement of a self-tender by QIWI plc, company formed under the laws of Cyprus (the “Company”),  for up to 10% or, 6,271,297, of the Company’s issued and outstanding ordinary Class B shares, having a nominal value EUR 0.0005 per share (the “Shares”), including such shares represented by the American Depositary Shares (the “ADSs”), listed on both the NASDAQ and the Moscow Stock Exchange, with a maximum potential buyout price that could be set at RUB 581.00 per Share or Share represented by ADSs, less any applicable withholding taxes and without interest, subject to approval by the Company’s shareholders at an extraordinary general meeting and further subject to market conditions. Further details on the self-tender would be filed with the U.S. Securities and Exchange Commission (the “Commission”) at the time of its commencement.

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s Shares or Shares represented by ADSs and does not constitute an offer to buy or the solicitation of an offer to sell Shares or Shares represented by ADSs of the Company. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this Schedule TO or at all. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company expects to distribute to its stockholders and file with the Securities and Exchange Commission upon commencement of the tender offer. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. Once the tender offer is commenced, shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company expects to file with the Commission at the Securities and Exchange Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.

EXHIBIT INDEX

99.1	Press Release, dated January 19, 2024.
99.2	Press Release, dated January 23, 2024.
99.3	Notice for the Convocation of an Extraordinary General Meeting, dated January 23, 2024.
99.4	Press Release, dated February 26, 2024.
99.5	Press Release, dated March 12, 2024.